EXHIBIT C

TERMS AND CONDITIONS OF SALE
The following terms and conditions of sale shall apply to any new product manufactured by Natural Gas Services Group, Inc. (Seller) and purchased and paid for by customer (Buyer). Any exceptions, comments or other project specific terms and conditions of sale that are noted within the Seller’s quotation shall supercede the terms and conditions of sale as stated herein.
SHIPPING SCHEDULES, CHARGES AND DELAYS: Prices stated are F.O.B. point of shipment unless otherwise expressly agreed in writing. All shipping dates are approximate. Seller reserves the right to change or modify the design and construction of any product. Unless otherwise expressly agreed in writing by Seller, shipments will be made from points and by carriers and routes selected by Seller with all freight charges to be paid by Buyer. Seller shall be entitled to ship in lots and to bill immediately for any appropriated portion of the total selling price. Should buyer fail to accept or pay for each shipment or delivery, Seller may, without prejudice to any other lawful remedy, defer further shipment or deliveries until acceptance or payment, or Seller may regard such failure to accept or pay for such shipment as a breach of the whole contract by Buyer. If any shipment is delayed beyond the scheduled shipping date at the request of Buyer or as the result of any FORCE MAJEURE condition, Buyer shall (I) pay all storage charges, (ii) assume full risk of loss, damage or destruction, and (iii) pay the purchase price of such goods as provided herein upon receipt of Seller’s invoice.
TERMS OF PAYMENT: Unless otherwise specifically set forth herein by Seller, Seller’s terms of payment are net cash due in full upon acceptance of the order. All sums are due and payable in Midland, Texas. Seller reserves the right at any time to alter or revoke any credit extended to Buyer because of Buyer’s failure to pay for any goods when due or for any other reason deemed good and sufficient by Seller. All past due amounts shall bear interest until paid at the highest legal rate of interest per annum permitted to be charged to Buyer. Buyer shall pay for all sales, use, excise or similar taxes which shall arise in regard to the sale.
RISK OF LOSS, TITLE AND SECURITY: Full risk of loss, damage or destruction of the goods shall pass to Buyer upon delivery of the goods to the carrier at the point of shipment or upon delivery to storage as provided in the SHIPPING SCHEDULES, CHARGES AND DELAYS provision. Seller is not responsible and assumes no liability for obtaining or providing insurance of any type with respect to any goods. Title to the goods shall pass to Buyer upon delivery of the goods to the carrier at point of shipment (or in the case of shipment by Seller on Seller’s trucks, title shall pass upon delivery of the goods to buyer) or upon delivery to storage as provided in the SHIPPING SCHEDULES, CHARGES AND DELAYS provision. However, Seller retains the title to all goods for security purposes only and may ship such goods under reservation a security interest to itself or any other person.
LIMITED LIABILITY: Seller’s liability for any and all claims, charges, expenses, damaged, losses and injuries arising out of or relating to its performance or breach of any agreement of sale of goods and the manufacture, sale, delivery, resale, repair or use of any goods shall not exceed the purchase price of such goods. In no event shall Seller be liable to any person for incidental, special and consequential damages, whether direct or indirect. Such excluded damages include but are not limited to cost of removal and reinstallation of goods, loss of goodwill, loss of profits, and loss of use or interruption of business. Any action for Seller’s breach hereunder must be commenced with in two years after the cause of action has accrued.
LIMITED WARRANTY: Seller, subject to the following conditions, limitations and exclusions, warrants to Buyer that any new product manufactured by Seller and purchased and paid for by Buyer will be free from defects in material and workmanship for twelve months from the date of initial use or 18 months from the date of shipment, whichever period expires first. Seller warrants products manufactured by others, including, but not limited to prime movers such as engines and electric motors, compressors, electric controls, and similar products, only to the extent that Seller is able to enforce warranties provided to Seller by the manufacturer of such products. Seller warrants replacement parts and products of the manufacture only to the extent of and for the unexpired warranty period of Seller’s warranty applicable to the replaced part or product, if any. The terms, conditions and limitations of Seller’s warranties cannot be waived or modified except by an instrument in writing executed by a duly authorized officer of Seller.
Seller’s warranty shall apply only if (i) Buyer promptly notifies Seller of the alleged defect upon discovery; (ii) Seller receives from Buyer written notice of the alleged defect within the warranty period; and (iii) Seller, in its sole judgment, determines that the product is covered by its warranty. Seller shall have the option of requiring Buyer, at Buyer’s sole risk and expense, to return the alleged defective part or product to Seller for inspection. If Seller determines that the part or product is covered by its warranty, Buyer, at Seller’s request, shall return such part or product F.O.B. to Seller’s designated plant. As the exclusive remedy under its warranty, Seller will, at his option and expense, repair or replace the defective part or product. Buyer shall pay all removal, installation and transportation costs incurred in effecting performance of Seller’s warranty, and Seller shall be responsible only for the cost of repairing or replacing the defective part or product.
Seller’s warranty does not apply to goods purchased for personal, family or household purposes, and Seller’s warranty does not apply where (i) the part or product has been improperly installed, operated, maintained, altered or serviced or (ii) the part or product has been damaged in shipment or otherwise damaged without fault of Seller.
DISCLAIMER OF OTHER WARRANTIES: SELLER MAKES NO WARRANTY, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION THE WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, OTHER THAT THE EXPRESS WARRANTY STATED OR DESCRIBED ABOVE. THERE ARE NO WARRANTIES, WHICH EXTEND BEYOND THE DESCRIPTION ON THE FACE HHEREOF. USED AND SECONDHAND PARTS OR PRODUCTS ARE SOLD AS IS AND WITHOUT ANY WARRANTY, EXPRESS OR IMPLIED.
EXCULPATION AND INDEMNIFICATION: Seller shall not be liable to Buyer for, and buyer agrees that it will indemnify and hold and save Seller harmless from and against any and all loss, liability, cost or expense (including reasonable attorney fees) suffered by, recovered from or asserted against Seller on account of injury or damage to person or property to the extent that any such damage or injury may be incident to arise out of or be caused, either proximately or remotely, wholly or in part, by an act or omission on the part of Buyer or any of its agents, servants, employees, contractors, patrons, guests, licensees or invitees. To the extent that such indemnity obligation is limited or inapplicable, the law of contribution shall apply.
CANCELLATION, SOLVENCY AND DEFAULT: No goods may be returned to Seller for credit or refund without prior written approval of Seller. Any order received by Seller may be cancelled by Buyer, either in whole or in part, only upon written notice to Seller and payment of Seller’s cancellation charges. Seller’s cancellation charges will be determined solely by Seller. At Buyer’s request, Seller will furnish a statement of such charges to Buyer prior to cancellation, but neither this provision nor the determination of Seller’s cancellation charges will constitute a waiver or relinquishment by Seller of its other rights and remedies granted hereunder or by law. Buyer hereby represents to Seller that Buyer is solvent. If Buyer defaults in the performance of any of its obligations hereunder or in the event of Buyer’s bankruptcy or Insolvency, the full purchase price shall immediately become due and payable upon demand by Seller, or Seller may, at it’s option, with prejudice to any other legal remedy, cancel the order and recover its cancellation charges from Buyer, including all incidental and consequential damages resulting from Buyer’s default or breach. Buyer agrees to pay all costs incurred by Seller, including reasonable attorney fees and expenses and court costs, to collect sums owed to Seller or to enforce any of Buyer’s obligations created hereunder. Texas law shall be applicable to all matters related to the enforcement and interpretation of this contract.
FORCE MAJEURE: Seller shall not be liable for any default hereunder or for any suspension of or delay in delivery due to any Force Majeure condition or any other causes beyond Seller’s control. If, because of any such circumstances, Seller is unable to supply the total demand for goods, Seller may allocate its available supply among itself and all of its customers in an equitable manner. If delivery of the goods sold hereunder to the point of shipment is delayed by more than ninety days beyond the scheduled shipping date because of any of the circumstances described above, then either Buyer or seller, upon thirty days written notice to the other, may cancel the undelivered portion of the order whereupon Buyer shall pay to Seller all costs incurred by Seller in filling the order and a reasonable allowance for overhead and profit.
    MODIFICATION, WAIVER AND ASSIGNMENT: The terms and conditions of sale set forth herein, and all other documents attached hereto and incorporated herein by reference, constitute the entire agreement between Seller and Buyer. No modification, amendment, expansion or deletion of any of these terms and conditions, including the warranty provisions, shall be binding upon Seller unless specifically agreed to in writing by Seller. Any assignment of rights or delegation of duties hereunder by Buyer without the prior written consent of Seller shall be void.